Exhibit 8.1

Paul D. Wigg-Maxwell
Attorney At Law
17 Watchung Ave
Chatham, New Jersey 07928
direct dial number: (973) 701 9300
facsimile: (973) 9630

April 27, 2010

Curaxis Pharmaceutical Corporation
12600 Deerfield Parkway, Suite 100
Alpharetta, Georgia 30004

Re: Merger with Auto Search Cars Acquisition Corp.

Dear Sirs:

I have acted as special counsel to Curaxis Pharmaceutical Corporation (“Curaxis”), a Delaware corporation, in connection with its filing with the Securities and Exchange Commission of a Registration Statement on Form S-4 (the “Registration Statement”), with respect to the proposed merger of Curaxis with Auto Search Cars Acquisition Corp. (“Acquisition”), a wholly owned subsidiary of Auto Search Cars, Inc. (“Auto Search”). You have requested my opinion in connection with the federal income tax consequences of the proposed mergers to Curaxis and the stockholders of Curaxis.

SCOPE OF OPINION

In connection with my opinion, I have reviewed (without independent verification of the matters set forth therein) the Section of the Registration Statement entitled “Material United States Federal Income Tax Consequences” (“Tax Section”), the Merger Agreement and such other documents, records and instruments that I have deemed necessary or appropriate for purposes of this opinion.  I have relied upon the truth and accuracy at all relevant times of the facts and statements contained in the Registration Statement and the Merger Agreement, and have assumed that the transactions described therein will be consummated in accordance with all the terms set forth therein and without any waiver of any material provision thereof.

The opinion contained in this letter is further based on the facts, assumptions and representations verified and obtained from representatives of Curaxis to be true as of the date of this letter and as of the date of the Merger.  If any of these facts, assumptions, or representations is not entirely complete or accurate, their incompleteness or inaccuracy could cause me to change my opinion.

With regard to my review of the Tax Section of the Registration Statement, and the Merger Agreement, I have assumed that: (i) Auto Search, Acquisition, and Curaxis will report the Merger on their respective U.S. federal income tax returns in a manner consistent with the opinion ser forth below.

My advice in this opinion letter is limited to the conclusions specifically set forth herein under the heading OPINION.  I express no opinion with respect to any other federal, state, local or foreign tax or legal aspect of the transactions described herein or any other consequences that may result from the Merger Agreement or any other transaction.  No inference should be drawn on any matter not specifically opined on below.

In rendering my opinion, I am relying upon relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations there under, and judicial and administrative interpretations thereof – all as in effect on the date of this letter.  This opinion represents my best judgment regarding the application of the foregoing authorities.  These authorities are subject to change or modification retroactively and/or prospectively and nay such changes could affect the validity or correctness of my opinion.   I will not update my advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless I am separately engaged in writing to do so.

It should be noted that no ruling has been sought from the Internal Revenue Service with respect to the federal income tax consequences of the Merger.  This opinion is not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately be sustained by a court.

BECAUSE THIS OPIONION MAY BE CONSIDERED A LIMITED SCOPE OPINON UNDER TREASURY DEPARTMENT CIRCULAR 230, I AM REQUIRED TO NOTIFY YOU THAT THIS OPINION IS LIMITED TO THE ISSUES ADDRESSED HEREIN, ADDITIONAL ISSUES MAY EXIST THAT COULD AFFECT THE TAX TREATMENT OF THE TRANSACTION DESCRIBED HEREIN AND THIS OPIONON DOES NOT CONSIDER OR PROVIDE A CONCLUSION WIH RESPECT TO ANY ADDITIONAL ISSUES, AND WITH RESPECT TO ANY SIGNIFICANT FEDERAL TAX ISSUES OUTSIDE THE LIITED SCOPE OF THIS OPINON, THE OPINION WAS NOT WRITTEN AND MAY NOT BE USED BY ANY PERSON TO AVOID PENALTIES.

FACTS

The relevant facts are set forth in the Registration Statement filed with the Securities and Exchange Commission on February 12, 2010, File No. 333-164879, as amended, and the Agreement of Merger and Plan of Reorganization, dated as of February 8, 2010, among Auto Search Acquisition and Curaxis (“Merger Agreement”), as amended.  Capitalized terms not defined herein have the meanings set forth in the Registration Statement and the Merger Agreement.

A summary of the facts follows. Auto Cars, Inc. was organized under the laws of Nevada and has been engaged in the development of a web-based e-commerce site designed to be a price leader in the online vehicle sales and service market.

Acquisition was formed in December 2009 in the state of Delaware as a subsidiary of Auto Search for the purpose of merging with Curaxis, pursuant to the terms of the Merger Agreement.

Curaxis was incorporated on February 27, 2001, under the laws of the state of Delaware.  Curaxis is an emerging specialty pharmaceutical company with a peptide hormone product candidate for the treatment of Alzheimer’s disease and multiple cancers.

Under the Merger Agreement, Acquisition will merge with Curaxis, with Curaxis under the new name “Curaxis Pharma Corporation” (“Pharma”) surviving as a wholly-owned subsidiary of Auto Search.  Auto Search will subsequently adopt the name “Curaxis Pharmaceutical Corporation.”

In accordance with the Merger Agreement at the Effective Time, each share of Curaxis Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive one share of Auto Search Common Stock.

 No fractions of a share of Auto Search Common Stock will be issued, and in lieu of such issuance, a holder of Curaxis Common Stock would otherwise be entitled to a fraction of a share of Auto Search Common Stock as a result of the exchange of shares contemplated by the Merger Agreement will receive a whole share for any fractional share interest equal to or in excess of .50 of a share and will receive no share or payment for any fractional share interest less than .50 per share.  As described in the Merger Agreement, under Delaware law shareholders of Curaxis stock may exercise “dissenter’s rights” and obtain a payment of cash in lieu their rights in the Merger.

As more fully described in the Merger Agreement and schedules to that document, Curaxis has issued options to acquire common shares of Curaxis stock with exercise prices ranging from $.20 to $10 per share (the “Curaxis Options”).  Pursuant to the Merger Agreement, all outstanding Curaxis Options, whether vested or unvested, will be canceled and exchanged for options to purchase Auto Search common stock of an equal number of shares, with the same exercise price.

Curaxis has issued warrants to acquire its stock (“Company Warrants”).  According to the Merger Agreement, each issued Company Warrant shall be converted into warrants to purchase an equal number of shares of Auto Search Common stock at the Exercise Price defined in the Company Warrants.

Each share of common stock of the Acquisition Corp. that shall be outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive one share of common stock of Pharma, so that at the Effective Time, Auto Search shall be the holder of all of the issued and outstanding shares of Pharma.

With some exceptions, each share of the Auto Search Common Stock issued to the Curaxis shareholders pursuant to the Merger Agreement shall be restricted from trading or resale for a period of one (1) year commencing at the Effective Time.

Curaxis has stated that the holders of Curaxis Common Stock are expected to hold approximately 91% of the outstanding shares of Auto Search Common Stock on an as converted basis immediately after the Merger.

As of April 26, 2010, there were 63,964,202 shares of Curaxis Common Stock issued and outstanding.  In connection with the merger an additional 179,076 shares will be issued to Curaxis counsel.  No more than 7,694,700 shares of Auto Search Common Stock will be issued and outstanding at the Effective Time.  Assuming no other warrants or options are exercised and ignoring the impact of fractional shares or dissenters rights, former Curaxis common shareholders (excluding shares held by its counsel) will own 89% of the stock of Auto Search on an as converted bases following the merger.

The Merger Agreement has been approved by Auto Search, Acquisition and Curaxis in the manner specified by Delaware General Corporation Law and the laws of the State of Nevada and the proper state filings have been or will be filed as of the effective date.

The parties intend for the merger to qualify as tax-free reorganization pursuant to section 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (“Code”).

THE LAW

Section 61 of the Code provides that gross income includes “gains derived from dealings in property.”

Code section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded non recognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which the taxpayer holds it. In these cases, the potential gain for recognition is preserved by exchanging the basis of the relinquished property for the basis of the property received. Exchanges afforded non recognition treatment under the Code are sometimes called “tax-free”.

Code section 354 provides generally that shareholders do not recognize gain or loss on an exchange of stock or securities of a corporation solely for stock or securities of another corporation provided that both corporations are parties to a plan of reorganization and the exchange takes place in pursuance of that plan.  Similar non recognition treatment is generally given to the corporations participating in the reorganization under Code section 361.

The non recognition provision of Code section 354 applies to rights to acquire stock (e.g. stock warrants) of parties to a reorganization under Section 368 of the Code, if the rights are “securities” and if the exchange of such rights is pursuant to a plan of reorganization. Generally, rights issued by a party to a reorganization are treated for purposes of section 354 of Code as securities with no principal amount.  In a reorganization under section 354 of the Code where a taxpayer surrenders warrants to acquire common stock and receives warrants to acquire common stock, and where neither the warrants surrendered nor those received have a principal amount, under section 354 of the Code the taxpayer has not received taxable boot.

Code section 368 defines certain transactions as “reorganizations” thus permitting those transactions to qualify for the non recognition treatment under Code sections 354 and 361.  The purpose of the reorganization provisions of the Code is to except from the general rule of recognition of taxable income at the time of an exchange of property certain specifically described exchanges incident to such readjustments of corporate structures made in one of the particular ways specified in the Code, as are required by business exigencies and which effect only a readjustment of continuing interest in property under modified corporate form.

One of the requirements of the Regs is that the reorganization effects “only a readjustment of continuing interest in property,” which has come to become known as the “continuity of shareholder interest” requirement.  The purpose of the continuity of shareholder interest requirement is to prevent transactions that resemble sales from qualifying for non recognition.  Continuity of shareholder interest requires that a substantial part of the value of the proprietary interests in the target corporation be preserved in the reorganization.

The Regs specify that in a transaction such as the merger transaction of Acquisition with and into Curaxis, pre-merger proprietary interests of Curaxis will be considered preserved if they are exchanged for a proprietary interest in the issuing corporation (Auto Search).  The pre-merger proprietary interests of Curaxis is comprised of all of the securities (common stock and rights to acquire stock, if qualifying as securities) of Curaxis.  In the merger the common stock of Curaxis is exchanged for common stock of Auto Search, options to acquire Curaxis stock are exchanged for similar options to acquire Auto Search stock and the warrants of Curaxis (“Company Warrants”) are exchanged for warrants of Auto Search.

With the exception of certain fractional share interests being exchanged for cash and for certain shareholders that exercise dissenters’ rights, all of the proprietary interests of Curaxis are being preserved in the merger.  The requirement of the Regs is only that a “substantial part of the proprietary interests” in the target corporation be preserved, (substantially is commonly considered for this purpose to be at least 40%) accordingly the continuity of interest test should be satisfied by preservation of substantially all of the proprietary interests of Curaxis.

A further requirement of the Regs is that the business enterprise be continued through the reorganization.   This requirement is met if the issuing corporation (Auto Search) continues the target’s (Curaxis) historic business or use a significant portion of the target’s historic business assets in a business. The business of Curaxis will be continued following the merger.

The Regs also require that the reorganization be in fulfillment of business exigencies, that is, that it be pursued for a business purpose.  Curaxis has stated that the Merger is sought for legitimate business purposes.

The Merger takes the form of a “reverse subsidiary merger”.  The “reverse subsidiary merger” is a variation on the more common statutory merger described under Code section 368(a)(1)(A).  A statutory merger generally involves two corporations that are merged under a state corporate law provision and stock of one of the corporations (the surviving corporation) is received by shareholders of the merged corporation in exchange for the surrender of the stock of the merged corporation.  A “reverse subsidiary merger” is different in that three corporations are involved, (i) the merged corporation, (ii) the parent of the merged corporation and (iii) the surviving corporation.  In the merger, the shareholder of the merged corporation is the parent corporation and the shareholders of the surviving corporation surrender their stock in the surviving corporation for stock of the parent corporation.

Code section 368(a)(2)(E) provides that a reverse subsidiary merger will qualify as a statutory merger under Code section 368(a)(1)(A) and hence a “reorganization” even though stock of the third corporation is utilized in the merger, instead of the more common two corporation merger.  Code section 368(a)(2)(E) requires that a reverse subsidiary merger satisfy all the requirements of a Code section 368(a)(1)(A) statutory merger are met and certain additional requirements are satisfied.  The additional requirements include, (i) that the corporation whose stock is utilized in the transaction (the “controlling corporation”) must be in control of the merged corporation prior to the merger; (ii) after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and (iii) in the transaction, former shareholders of the surviving corporation exchanged for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation.  Control is defined for this purpose as ownership of 80% of the voting power and 80% of each class of stock.

The Merger agreement provides that Acquisition is a wholly owned subsidiary of Auto Search, therefore, the control requirement is met.  The Merger Agreement also provides that after the transaction Curaxis will own all of the assets of Acquisition and of Curaxis, therefore the asset test is also met.  Former Curaxis stockholders should hold approximately 89% of Auto Search after the Merger. Therefore the surviving corporation shareholders should be in control of the corporation within the intention of Code section 368(a)(2)(E).

Curaxis has assured me that although there are options and warrants convertible into some 13,600,000 shares of post merger Auto Search, that I may rely on the assumption that any options or warrants exercised at the time of the merger or treated as being exercised in contemplation of the merger will be insufficient to reduce Curaxis’s post acquisition control below 80%.

Code section 358(a)(1) provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.”

Code section 362(b) provides that “[i]f property was acquired by a corporation in connection with a reorganization..., then the basis shall be the same as it would be in the hands of the transferor, increased in the amount of gain recognized to the transferor on such transfer.”

Section 1032 of the Code provides that “no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation.”

OPINION

Assuming that the above factual statements are the same on the closing date, my opinion of the Federal income tax consequences of the proposed merger of Acquisition with and into Curaxis is:

1.	The merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code.

2.	No gain or loss will be recognized by a stockholder of Curaxis who receives Auto Search common stock in exchange for such stockholder’s shares of common stock of Curaxis.

3.
A stockholder of Curaxis who exercises dissenters’ rights and effects a termination of the stockholders’ interest in Curaxis will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Curaxis for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Curaxis common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of Curaxis common stock is more than one year.

In connection with the above opinion, I hereby consent to the use of my name in the Registration Statement of Auto Search and all amendments thereto and the filing of this opinion as an annex to the Registration Statement.

Very truly yours,

/s/ Paul D. Wigg-Maxwell
     Paul D. Wigg-Maxwell